Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: June 11, 2026

The following communication is being filed in connection with the proposed business combination between Dana Incorporated and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

Operator^ Good morning. And welcome to Dana Inc. Transaction Announcement Webcast and Conference Call. (Operator Instructions)

Please be advised that our meeting today, both the speakers’ remarks and Q&A session will be recorded for replay and transcribed. (Operator Instructions)

At this time I’d like to begin the presentation by turning the call over to Dana’s Senior Director of Investor Relations and Corporate Communications, Craig Barber.

Please go ahead, Mr. Barber.

Craig Barber^ Thank you, Regina. Good morning. And welcome to Dana’s update call.

Today’s presentation includes forward-looking statements about our expectations for Dana’s future performance.

Actual results could differ from what we discuss here today.

For more details about the factors that may affect the results, please refer to our safe harbor statements and the disclaimers found in our materials published on our website and filed with the reports with the SEC.

I encourage you to visit our investor website where you’ll find this morning’s press release and presentation.

As stated today’s call is being recorded, and the supporting materials on the property of Dana incorporated may not be reported copied or rebroadcast without a written consent.

With us this morning is Bruce McDonald, Dana Chairman and Chief Executive Officer; Byron Foster, Senior Vice President and President of our Light Vehicle Group and our incoming CEO; and Timothy Kraus, Senior Vice President and Chief Financial Officer.

Bruce, I’ll turn it over to you.

Bruce McDonald^ Thank you, Craig. Good morning everyone. And thank you for joining us this morning on what’s been, I guess short notice.

Dana Inc.

Transaction Announcement Webcast and Conference Call

We’re extremely excited to be announcing a business combination with Eaton’s mobility business. Just by way of background, this is a business that we’ve long been, you could say coveted.

Obviously it wasn’t available in marketplace being a part of Eaton.

And so since last January, when Eaton announced her intention to spin this business off we moved very quickly and aggressively to reach the agreement that we’re announcing here this morning.

As we communicated at our Capital Markets Day in March, Dana’s vision is to be the world’s best power trade company. And we believe this combination we make a major step towards achieving our vision.

If you look at by combining our axle Driveline and electrification portfolio with Eaton’s transmission capabilities, we will be a truly differentiated supplier in the powertrain space.

In terms of the transaction, it’s structured as a Reverse Morris Trust or RMT, and that is being affected so that the transaction is tax-free for Eaton shareholders. The pro forma ownership of the combined company will be Eaton shareholders will own just over 50% and Dana shareholders will in just under 50%.

The combined structure — or sorry, combined enterprise value will be about $10 billion based on our current share price. And as I mentioned earlier, the transaction while being tax-free for Eaton shareholders will also be tax-free for Dana’s shareholders.

In terms of the strategic rationale, it’s fairly simple. This really transforms Dana and expands our 2030 strategy.

It increases our scale in both CV and aftermarket segments, and provide us with cross-selling opportunities where we think we can accelerate the growth rate that we’re already committing to in each of those two businesses.

In terms of margins, it’s accretive to both EBITDA and free cash flow margins.

We committed to a 15% adjusted EBITDA margins for Dana under our 2030 strategy.

We believe we will be there in 2027.

First year, this transaction is in effect. And we’re upping our 2030 EBITDA targets and free cash flow targets significantly, and Tim will get into those later on in his presentation.

And then lastly, we believe there’s compelling value creation for our shareholders through the $250 million of cost synergies that we are absolutely coming to.

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Transaction Announcement Webcast and Conference Call

Turning to Page 5.

I’ll just go through a little bit more of the details on the transaction.

In terms of the enterprise value at $5.1 billion, that represents a multiple of about 5.9x 2026 pro forma EBITDA, and that includes our run rate of $250 million of synergies.

In terms of the shareholding, we already talked about that. The equity component of the deal will be about $4 billion, and that’s essentially a fixed number of shares based on our VWAP, a 5-day VWAP June 4th. And then we also pay a cash dividend to Eaton which will be funded by new debt of $1.1 billion. And I would note the $1.1 billion dividend was subject to normal closing adjustments for cash and debt levels.

In terms of our balance sheet, we expect it to remain extremely strong at 1.2x immediately after closing. And we don’t — at that level, we expect our current credit ratings to be unchanged.

In terms of the governance of the company, I’m going to transition, as previously announced into the Chairman role.

Now my role will change.

I’ll stay on as Executive Chairman, and I will have primary responsibility for integrating the businesses and synergy realization.

Byron will become the Chief Executive Officer on July 1. Tim Kraus will remain our CFO, and we’ll be joined — the management team be joined by Erin Rowse, who from Eaton, who will serve as our CHRO are all effective upon closing.

In terms of the Board of Directors, in addition to the current 8-member board that we have, we will be adding three Eaton nominees.

One of them will be an Eaton executive and two will be current directors at Eaton, we believe will significantly strengthen the Board of the company, of the combined company with the addition of these three high-quality directors.

In terms of closing, it deal is subject to normal regulatory and competition type approval as well as a shareholder vote from our — from Dana shareholders, and we expect the transaction to close sometime in the first quarter of 2027. And as I talked about before we are committing to deliver $250 million of synergies within 24 months of closing, a number that we are extremely confident we can deliver.

With that, Byron, I’ll turn it over to you to go through an overview of the new business.

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Transaction Announcement Webcast and Conference Call

Byron Foster^ Okay. Thanks, Bruce. And good morning, everyone. Thanks for joining.

Let me give you an overview of Eaton’s mobility business. In terms of the business’s focus, it’s really around providing engineered solutions for creating, distributing and optimizing power for commercial vehicle, light vehicle as well as supplying the aftermarket space.

In terms of products, you can see some of the key product lines there.

I’m on Page 6. Commercial vehicle transmissions, engine and emission systems and various components as well as a suite of EV products. And then an aftermarket business that supplies various products and components which we’ll talk a little bit more about in the coming slides.

In terms of the financials, $3.3 billion of revenue is the estimate for 2026, and you can see that split roughly 65% of that revenue is focused on the commercial vehicle space and 35% on light vehicle. 25% of the revenue is aftermarket.

So a very strong aftermarket position, and we’re looking forward to the opportunities of combining our aftermarket businesses. And then you can see from a margin perspective, in 2026, the estimated 19% EBITDA margins.

In terms of the regional split of the business, roughly 50% of the revenue is here in North America with the other half of the revenue pretty equally split between South America, Europe and APAC and then serving all of the major OEMs across both the light vehicle and commercial vehicle space.

If you turn to Page 7, you can see the global footprint, 28 manufacturing sites deliver to the customers. You can see a very strong footprint in the key regions, North America, South America, and then you can see four sites in Europe and five sites in the Asia Pacific region. Page 8, as Bruce mentioned, this combination fully aligns with Dana’s vision to be the world’s best powertrain company. And if you really look at the capabilities brought to the table from Dana as well as from Eaton’s mobility business, it really positions the combined company to win in this space.

Just to take a second here and walk through this.

If you think about the drivetrain portfolio Dana brings obviously expertise in the driveline space as well as a low-cost manufacturing footprint that now combines with Eaton’s leadership position in the commercial truck transmission and clutch space.

In terms of the powertrain, you can see, obviously Dana brings expertise and depth in Axle’s driveshafts and various thermal management products that you guys know well, and combining that with Eaton’s transmission and mission-critical power creation and distribution products.

Dana Inc.

Transaction Announcement Webcast and Conference Call

So really broadening our product portfolio and the solution set that we can bring to our customers. From an aftermarket perspective, Dana brings a broad portfolio of sealing and thermal and driveline product to that space. That now combines with Eaton’s global distribution network and commercial vehicle replacement parts.

So again bringing a broader set of solutions to our customers in the aftermarket space.

And then from a margin expansion and resiliency relative to cash generation, really the combination of Dana’s program cadence, the cost discipline that we’ve put into the business combined with a really durable demand pattern and in strong margin portfolio. from Eaton really positions us well from a P&L and balance sheet standpoint.

If you go with me to Page 9 now just to kind of step back at a high level and look at the combination.

We’re bringing together Dana’s $7.5 billion driveline business that is very highly from a mix standpoint, leverage to the light vehicle space, 20% of our business being commercial vehicle and the remainder being aftermarket. Combining it now with Eaton’s mobility business, $3.3 billion top line. And you can see the mix there being 42% commercial vehicle, 34%, light vehicle and the remainder — remaining 24% aftermarket.

So you can see that combination really provides a much more balanced portfolio across the end markets and a stronger position from the mix standpoint in the aftermarket space.

So really excited about the combination of two great companies and the value that can be created for our customers and our shareholders.

So with that, let me turn it over to Tim, and he’ll take us through more of the financial update of the deal.

Timothy Kraus^ Appreciate it, Bryan. And thank you. And good morning to everybody.

If you turn to Page 10, just to give a quick overview on the aftermarket business. The aftermarket growth was a key pillar of our 2030 strategy, and this transaction strengthens that pillar and helps accelerate the growth in our business.

So as you can see, Dana’s current business is about $900 million in the aftermarket.

We’re adding about $800 million from Eaton for a combined business that’s about $1.7 billion.

So we’re very excited, offers a comprehensive range of genuine and all makes products.

We believe there’s a lot of additional opportunities around cross-selling and significant growth run rate within this business.

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Transaction Announcement Webcast and Conference Call

So we do see this as a high-margin noncyclical business that really helps underpin the financial strength of the combined business.

And with that, I’ll turn it on to Page 11. And we’ll talk a little bit about our Dana 2030 growth strategy.

So as Bruce mentioned, our strategy is to be the world’s best powertrain supplier in this transaction absolutely strengthens that. And with that, we remain 100% committed to the strategy we laid out in March at our Capital Markets Day.

So if you look at our prior sales target that we laid out for 2030 was $10 billion in revenue.

We’re revising that today to be between $14 billion and $15 billion, really accentuating that this transaction accelerates our 2030 growth targets, broadens the scope of our traditional products, that’s both in CV transmissions and in cross-selling opportunities across all the products. And especially in aftermarket, as I just mentioned, broadens the breadth.

It really deepens the products across all of our end markets.

So we’re really excited to advance the growth strategy and take those targets up from $10 billion to $14 billion to $15 billion.

So part of the compelling value creation of this transaction are the $250 million of projected synergies.

So as you look, we believe that this will be a — be completed by the end of the second year of the acquisition.

So $250 million of run rate savings after 24 months of the transaction. The synergies have typically come from corporates of duplicative corporate functions, the integration of the CV and LV businesses between Dana and the Eaton business additional purchasing opportunities.

So as we gain scale and breadth and we’ll be able to continue to leverage both organizations engineering.

So there are a number of different engineering centers that we’re going to be able to rationalize and bring together to drive cost savings.

And then manufacturing is another key pillar.

So operational improvements as well as automation and footprint realization. And then, of course aftermarket.

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Transaction Announcement Webcast and Conference Call

As I just mentioned, aftermarket is a key pillar, and we believe there’s a lot of opportunities to drive synergies through the business.

So as Bruce mentioned, we are 100% committed and don’t believe we have any issue in being able to deliver $250 million of run rate savings as a result of combining our business.

So that’s $250 million out of what amounts to an $11 billion business.

So if you move to Page 13, the transaction, the combined businesses provide a robust financial profile and strong profitability. Combined sales on a 2026 estimated basis, about $11 billion, as Byron mentioned, pro forma adjusted EBITDA, about $1.7 billion, driving margins to 15%.

So as you may recall our 2030 target was $10 billion with 15% EBITDA margins, and those are going to be realized immediately upon the consummation of this transaction. And then our combined aftermarket sale, again $1.7 billion, creating a very large and scaled aftermarket business for the combined entity.

If you turn to Page 14. This transaction, given the significant component that’s being paid in stock continues to maintain our strong balance sheet.

So we have committed financing in place for the transaction, and we expect to refinance our existing capital structure as part of the transaction. And we expect the pro forma net leverage after considering synergies will be about 1.2 turns.

So again we’re running around 1% today.

We’ll continue to have an exceedingly strong balance sheet with maturities that are largely pushed out well beyond 2030. And we are committed to completing our existing $2 billion shareholder return authorization that we approved earlier in the year.

We have to temporarily suspend the buyback program to preserve the tax-free nature of the Reverse Morris Trust transaction. And we expect our excess cash in the interim to be used for deleveraging. And we do expect our credit ratings to remain largely unchanged as a result of the transaction.

So if you turn now to the next page, so being at 2030, driving multiple expansion, right? These are our new targets for 2030, sales of $14 billion to $15 billion, adjusted EBITDA margin of approximately 18%, that’s 750 basis points improvement over our 2026 guide for Dana alone and adjusted free cash flow margins of 8% to 9% and that’s a 450 basis points improvement over our 2026 guide.

So this acquisition accelerates and expands Dana 2030 targets.

We have above-market rate growth.

Dana Inc.

Transaction Announcement Webcast and Conference Call

It fundamentally improves — improvements in operations for top quartile margins, and we’re accelerating our free cash flow generation.

And we continue to be laser-focused on increasing shareholder value, and we believe this transaction does suggest that.

And with that, I will turn it back over to Byron for some concluding remarks.

Byron Foster^ Okay.

So just to close it out. Thank you, Tim. Thank you, Bruce.

We couldn’t be more excited about the opportunity that combined with Eaton’s mobility business present to our team, to the Eaton team, to our customers and to our shareholders.

Just a couple of highlights of the key points that we want to leave you with.

One, it creates a comprehensive high-value powertrain portfolio right in line with the vision that we’ve put in place for the company.

It accelerates our aftermarket expansion.

We’ve shared with you that that’s a key pillar of the Dana 2030 strategy. And so this just accelerates that plan for us.

Increases our commercial vehicle scale and market coverage, again bringing better balance to our mix of end markets that we serve. Reduces our customer concentration.

As you know Dana has a very concentrated kind of customer mix.

So this diversifies the customer base that we serve. Combines really two exceptional teams that have history.

These companies go back a long way.

We’ve had partnerships in the past, and we look forward to bringing these teams together, again to drive performance and serve our customers, expands our margins and free cash flow, maintains our strong balance sheet, and at the end of the day increases shareholder value.

So again we’re excited to share the news with all this morning, and we look forward to any questions that you might have. Thank you.

Dana Inc.

Transaction Announcement Webcast and Conference Call

QUESTION & ANSWER:

Operator^ (Operator Instructions) Our first question will come from the line of Rajat Gupta with JPMorgan.

Rajat Gupta^ Congrats on the announcement. Just as a quick question on the long-term sales targets of $14 billion to $15 billion.

Is there any change to like the legacy Dana organic growth assumptions. And also what’s being assumed for Eaton mobility organic growth in those targets? And maybe like you could layer in what kind of revenue synergies you’re expecting from the deal that might be aiding that target as well?

And I have a quick follow-up.

Byron Foster^ Yes.

Let me take the first part in terms of Dana’s organic growth plans.

I would say no changes to the strategy that we have in place.

If you’ll recall we talked about three pillars of growth, our traditional business which we’ve already had some proof points in terms of our ability to continue to grow our driveline business with our key customers. Aftermarket, I think we’ve laid out a number of strategies of what we’re doing there to drive growth in the aftermarket space, as well as our applied technologies that gets us into complementary markets where we think the Dana technologies and product portfolio can bring value.

So those plans, those targets that are part of Dana 2030 remain in place, and we see no change to what we’re driving there.

Tim, you want to speak to the —

Timothy Kraus^ Yes.

So if you take a look, we’re still committed, as Byron just mentioned, to our $10 billion target.

We’re showing 14 to 15 for the combined entity. Eaton is currently about $3.3 billion.

So we see significant growth in — or growth in Eaton coming as well over that 5-year period.

Obviously they’re in some of the same markets we are, if you think about our growth in terms of the Eaton market recovery in CV, that’s part of the story for Eaton.

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Transaction Announcement Webcast and Conference Call

And then we do believe that there are opportunities given the products that Eaton has as we combine and we start thinking about our applied technology growth pillar that we’re going to find opportunities in that — those pillars to be able to continue to push our sales further in terms of growth out in the — out years.

But the vast majority of all of the cost synergies, the $250 million of synergies that we’re underwriting today are all on the cost side of the business.

Rajat Gupta^ Understood. That’s helpful. Just a quick follow-up on the buyback.

I understand the temporary suspension here, given like this is like a bigger EBITDA base, a bigger free cash flow trajectory.

Is there any change to like the prior $2 billion through 2030 authorization?

Or do you anticipate any change to that once this transaction is closed?

Byron Foster^ So no change to the authorization, so we haven’t.

But you hit the nail on the head.

As we think about the size of the business and where the capital structure is, we believe we’re going to have significant excess capital as we move into the latter part of the plan years which should give us the ability to continue to and accelerate our capital return program.

But as of today we are fully committed to returning the full $2 billion within that time period.

And just so everybody — I don’t think I mentioned it in my opening remarks, we are prohibited for 24 months after the closing of the transaction on the buyback.

So that’s the limit.

So we believe if you fast forward, when we get into ‘29, we’ll be able to resume the buyback.

Bruce McDonald^ And I think our previous $2 billion obviously didn’t use up all of our free cash flow.

So we had cushion there. And clearly, this gives us a lot more cushion than we had before.

So I would say there’s upward bias on our buyback as opposed to risk.

Operator^ Our next question comes from the line of Emmanuel Rosner with Wolfe Research.

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Transaction Announcement Webcast and Conference Call

Emmanuel Rosner^ Can you maybe talk a little bit about the backdrop of this deal for you, how that came about? It seems like based on your recent Capital Markets Day you have a lot of growth opportunities organically as well.

Obviously your very much there.

So what is essentially this — what is bringing you essentially that would help you and get longer term?

Bruce McDonald^ Well I think first of all, — this is a business that has always been a high strategic interest of data. The axle our driveline, powertrain, especially if we look at some electrification, these products fit exceptionally well together.

For us, this improves the scale of our business in commercial vehicle which has accretive margins.

It also brings a very healthy aftermarket exposure.

So it’s a business that we, I’ll say have long desired.

Unfortunately, it was a portion of Eaton, and it was not available in the market.

So in late January, Eaton announced their intention to spin the business off and it became kind of a once in a generation opportunity for us to acquire a premier asset of high strategic interest and fit with significant synergy opportunities.

So it was opportunistic, but it certainly fits in our strategy to become the world’s best powertrain supplier.

Emmanuel Rosner^ Got it. And then just a quick follow-up.

Can you just give a little bit more detail on pro forma free cash flow, I guess both now in sort of post synergies. And then to the extent that the — you prevented from doing buybacks for probably the next couple of years, two, three years, what would be sort of like the use of free cash flow (inaudible) the meantime?

Byron Foster^ Yes.

So their business is — has a better free cash flow profile than we largely due to the higher margins that are coming in the business and the higher exposure to aftermarket which is a big component of that.

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Transaction Announcement Webcast and Conference Call

So we would expect our free cash flow in the near term, if you think about where we’re at today and where we’re now projecting in 2030, we’ll have additional free cash flow returns in the near term as well in terms of use of our free cash flow.

So obviously we need to integrate the business. There are cost to do that.

So we’ll spend a bit on that. And then we will use the proceeds in the interim or the cash flow interim to delever the business.

And then from there, we’ll continue to think about our ability to then redeploy that capital, whether it be in growth or as we talked about here just a few minutes ago in terms of increasing the size of our capital return program.

Operator^ Our next question will come from the line of Colin Langan with Wells Fargo.

Colin Langan^ Any way to — I’m just trying to struggle with the $250 million of synergies.

It’s quite a large number given that the sales were — I think EBIT for the business that you’re acquiring was only $400 million.

What is driving that? Because is there a product overlap? Is there consolidation?

Because some of the items you listed on the slide like purchase saying and corporate, this is coming out of a large corporation.

So why wouldn’t they have had those synergies in the current company?

Bruce McDonald^ Yes.

I’ll maybe start with that, Colin.

I mean first of all, I think our $250 million is a certainty.

It’s a covenant that we’re signing up to when we have absolute confidence that we can deliver it, just like we have with our other cost reduction commitments.

In terms of the buckets, I mean Tim kind of went through those in detail, but I guess I wouldn’t look at it like we’re taking $250 million out of Eaton’s $3.3 billion.

We’re taking $250 million out of the combined company.

So we have duplicative head of overhead structures in light vehicle and commercial vehicle on a regional basis, and we intend to run the company as one unit, not as two separate pieces.

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Transaction Announcement Webcast and Conference Call

Same situation if you look at our aftermarket, that’s completely duplicative network, warehousing structures we intend to integrate those.

Within Eaton’s business, there is a fairly significant number in terms of corporate costs that are allocated to that business. And I can tell you our overhead cost structure is a lot leaner than Eaton. And so that’s a big driver of the same things as well.

Timothy Kraus^ Yes.

I think I’ll call a couple of other things here, right? You mentioned purchasing — I think the — what we’re seeing here is this business is very different from the rest of the businesses within the Eaton portfolio. And so there’s a lot more synergies on the purchasing side with Dana than there was actually in the broad umbrella of Eaton. The other big driver, I think on the — or I don’t think I know on the synergies is around the automation in their — on their factory floors.

They have exceptionally well-run plants, but much like the journey we have been on over the last few years, they had been spending a lot of capital on their EV journey.

We now see — and not increasing automation and efficiencies from a plant perspective.

So we do see all the things that we’re doing around our 2030 being overlaid onto the Eaton — the Eaton business and be able to really drive a lot larger synergy number than you would typically think you’d see in a transaction or a combination of this size.

Colin Langan^ Got it. And you didn’t mention the — my follow-up was going to be on the EV products. Any color on — does there overlap with what you’re doing today in that segment that you’re acquiring? And you’ve been kind of deemphasizing EV.

Is this a shift?

Is that — are you — is this one of the assets you’re looking at? Or how should we think about the incorporation of those EV assets? And what kind of position do you have in those areas today?

Byron Foster^ Well I guess to the first part, it’s Byron, Colin. The first part of your question, the products do not overlap.

So think more kind of power distribution type of products and components that come with the Eaton portfolio. And they have gone through what the entire supply base and our OEs have gone through in terms of rightsizing and repositioning that business to the reality of kind of where the volume profiles are.

At the end of the day the EV vehicles, if you will, aren’t going away.

It’s just the trajectory is a lot different than initially planned.

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Transaction Announcement Webcast and Conference Call

So they’ve been kind of rebalance and rescope to support the customers given that trajectory, much like we’ve done with our business.

So we haven’t stood up and said we’re exiting EV.

We just have to rightsize it to the real market demand and outlook.

Bruce McDonald^ Yes. And just to add on to what Byron’s comment.

We are putting two subscale EV businesses together.

So that’s a huge opportunity for the business. And then I think to your point, are we changing our strategy in terms of how we’re thinking about EV, No. We are not.

It’s still part of, obviously the portfolio, but we are going to continue to have the same philosophy towards EV is after the transactions we have now which is we’ll look at opportunities. They have to meet our hurdle rates. And if the customer wants bespoke products. They have to pay for the capital and the engineering, if they want to buy an off-the-shelf product, then we’ll work with them to do.

So — but we have not changed our EV strategy at all.

Operator^ Our next question comes from the line of James Mulholland with Deutsche Bank.

James Mulholland^ I just want to revisit those 2030 growth buckets, if we could.

So looking especially at that $1 billion in traditional aftermarket of Applied Technology, should we think of these as materially larger now to get to that $15 billion or the $14 billion to $15 billion? Or does the acquisition already accomplished, the aftermarket components? Are they separate? What’s your thought process there?

Bruce McDonald^ The thought process is that the acquisition is additive.

So we will continue — so if you think about our chart, right, we had $200 million in aftermarket, just speaking on that we’re still fully committed. And I think as we walk through the year, we’ll be able to demonstrate the opportunities that we’re capturing for aftermarket.

But no, we got a $1.7 billion aftermarket today. You’re going to add $200 million in — from our 2030 and then there is additional growth coming with Eaton because they, like us were focused on continuing to grow and find those opportunities on the aftermarket side.

So the aftermarket is not, hey, Eaton solves that problem, it’s additive to what we’ve shown in our current 2030 strategy.

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Transaction Announcement Webcast and Conference Call

Timothy Kraus^ And if anything, I would say it brings the opportunity to accelerate our aspirations in the aftermarket space because things like boots on the ground, in the regions, supporting customers, I mean we’re looking to leverage that network that is much better in place, let’s say with the Eaton team than building organically.

So we’re really looking to leverage to both the capabilities and capacity that Eaton brings to bear to accelerate our aspirations in the aftermarket space.

James Mulholland^ Great. That’s helpful. And I guess looking at the new company’s manufacturing footprint, I guess it’s probably fair to say that some of the plants are going to need to be evaluated, maybe changed over to Dana Systems.

But should we expect some material restructuring expense in the meantime? Or at first glance, does the footprint look relatively turnkey and something we won’t expect to see material changes or closers?

And if so, could there be some upside to synergies there if you do have to go out and close a few of these plants?

Bruce McDonald^ Yes.

I think we — we obviously have a lot of work to do in order to understand their manufacturing footprint.

We do see opportunities. And — but we’ll — as we kind of work through integration and do that planning, we’ll come back.

But to your point, do we think there’s upside?

Yes.

We are supremely confident in our ability to deliver the $250 million.

So if you just think about kind of where we’ve been on the journey on our own cost reduction plan, we’re going to continue to work.

We won’t be satisfied with the level of efficiency that we laid out. And as we find those opportunities, we’ll clearly go after them.

Operator^ Our next question will come from the line of Joe Spak with UBS.

Joseph Spak^ Tim, maybe just going back to the product portfolio, as you mentioned, it does look fairly complementary.

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Transaction Announcement Webcast and Conference Call

But are there — is there any overlap? Or are there any sort of areas or products you think you might need to take a look at just for regulatory purposes?

Timothy Kraus^ Short answer is no.

Short answer is no.

We have some transmission business in the specialty kind of sports car space, but again very different product.

As I mentioned on the EV side, really no overlap there.

So short answer is no, we don’t expect that we’ll have to peel anything on from a regulatory standpoint.

Joseph Spak^ Okay. And then just back to the synergies.

I mean I guess I had a slightly different take because like when you sold off-highway you found $300 million sort of stand-alone. And I know maybe there was some greater inefficiencies at Dana versus Eaton, I think you just said it might be the inverse at this point.

So just wondering, again if you could give us a little bit more sort of color on the synergies and maybe just some high-level split of the synergies by the buckets you listed between corporate, purchasing, engineering, et cetera.

Timothy Kraus^ Yes. Joe, it’s Tim.

Look, I think we’ll certainly, as we kind of come through give more detail around the buckets.

I think we’ve done obviously quite a bit of work, but we still have some more to do.

But again I think it’s — we’re bringing an organization that has lots of overlap with what we have, and we do believe that the way we’re going to think about running the business is going to allow us to drive those costs out of the business.

So again we can kind of break them down as we get a little bit further into integration.

But from our perspective, like $250 million is — if you notice on our deck, it doesn’t say approximately anywhere, just as 250. And there’s a reason for that.

We’re that confident in being able to deliver those synergies.

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Transaction Announcement Webcast and Conference Call

Bruce McDonald^ Yes. Maybe — and Joe, maybe just to add on to that. A key decision for Eaton was should we spin the business off or do this transaction? And we have shared a lot more details with our synergy plans with Eaton in order to convince them that this was the best deal for their shareholders, and they have high confidence, hence, their decision to go with us that we can deliver that.

Operator^ Our next question will come from the line of Tom Narayan with RBC Capital Markets.

Tom Narayan^ Just understanding the Slide 5, at 5.9x ‘26 multiple for Eaton mobility. And that includes the synergies that doesn’t include the $1.1 billion special dividend, right?

Byron Foster^ No. No. It does not. (Multiple Speakers) It’s fully synergized.

It’s EBITDA plus purchase price. (Multiple Speakers) Total purchase (multiple speakers) I’m sorry, it’s based off the $5.1 billion enterprise value which includes which includes the $1.1 million, I apologize.

Tom Narayan^ Okay.

Got it.

Okay.

I understand.

Okay.

So that 8.3 then includes the 1.1, but excludes the synergies.

Timothy Kraus^ Correct.

Tom Narayan^ Okay.

Okay.

I guess — and I know you said that we’ll get more color on the buckets that Joe was asking about.

But just — I mean — is there any sense of kind of low-hanging fruit? There was obviously a deal that — in the industry that just got announced with some fairly on key buckets, let’s say on the present side, is like 50% other synergies?

Dana Inc.

Transaction Announcement Webcast and Conference Call

Just I think people would want to better understand, given the percentage of “target” if you call it even the target your synergies, things like 7.5% of sales does seem a little versus kind of the standard 5%.

So any just help on like what’s like obvious low-hanging fruit? Is it like the majority of the $250 million? Is it just —

Byron Foster^ There’s obviously a slug that’s purchasing, but that’s not the significant driver. The bigger buckets are the overlapping structures and automation and increases in productivity that we can drive into the business.

But obviously they run a fully expanding group of businesses that are divisions within Eaton.

We do the same. There are quite a bit of duplicative costs that are going to come out of the business.

Tom Narayan^ And the remember at the Capital Markets Day a big topic was nonautomotive, right, like including non-CV either. Just wondering how that changes or improves potentially with this. There’s been a lot of interest in things like data center, energy storage, et cetera. Has that changed because of this? Or is it kind of what you’ve been saying before?

Timothy Kraus^ No.

I think obviously we have a broader product mix and then maybe Byron can and we see more opportunities, not less as a result of the transaction.

Byron Foster^ Yes. Again I think the spaces that we’ve highlighted that we see as great adjacencies for Applied Technologies, I mean just think about the Applied Technologies portfolio, to Tim’s point, now increases.

So are we serve markets like power sports or defense or what have you, would increase.

I think in terms of this data center question, our feedback isn’t any different than what we’ve put out there at the last couple of conferences which is — it’s on the list relative to looking at if there’s a solution that would make sense and — but very early stages at this point. And I wouldn’t look at this transaction as changing or accelerating that, that particular market.

Operator^ Our final question will come from the line of Dan Levy with Barclays.

Dan Levy^ I wanted to just first ask on the broader end market strategy going forward. when you did the off-highway spin, one of the rationale for that was a broader simplification of Dana.

Dana Inc.

Transaction Announcement Webcast and Conference Call

Now I know that you’re still getting light vehicle commercially from a highway but how do you address sort of the question of simplification which I think has been one of the core targets here. Does that change that at all for you?

Timothy Kraus^ Well no, I mean look, we’re going to continuously examine our product portfolio for those products that we think we can add value for our customers and shareholders and where we can’t make those decisions about kind of where to go with a particular product line.

So that work that we’ve been doing in Dana continues. And I know Eaton culturally had that same kind of mindset relative to their product portfolio.

So obviously our portfolio expands here.

But again each product, each segment, each customer that we serve has to stand on its own and deliver value, and we’re going to continue thinking about the business in that regard.

Bruce McDonald^ Yes maybe just a little to add on to that.

I mean when we announced the sale of our highway business.

We had a lot of questions about CV next. And we like the commercial vehicle business.

We recognize we had a lot of opportunities to improve the margins and in that business.

And so I would kind of look at this as this is highly complementary.

We remain very laser-focused on commercial vehicle and light vehicle and this transaction only gives us an increased amount of scale on the CV side.

So it further enhances our business diversification.

Dan Levy^ Great.

As a follow-up, some point when we see companies spin out assets, sometimes those are assets that didn’t get the investment that they needed over the year.

So what’s your confidence that you had from your diligence that the business here has had the right level of investment in that there’s not some uptick investment that you’re going to have to make to get products on part of where they should be?

Bruce McDonald^ Yes.

Dana Inc.

Transaction Announcement Webcast and Conference Call

I mean obviously as part of diligence, we visited the main manufacturing sites. And I would say like Byron alluded to earlier, I mean the business has spent a lot of money on EV in the past and probably just like us has neglected, let’s say capital spending on automation. They’re probably where we are in the journey, maybe a little bit time.

So it’s not like — this is a well-run business that makes high teens margins.

I mean let’s not forget about that.

But yes, there’s definitely opportunities for increasing the investment in plants and generating some of the synergies that we’ve talked about in the manufacturing area.

But not it’s not going to be a major uptick in our CapEx. And as Tim alluded to, our — we expect our free cash flow margins to expand on day 1.

Craig Barber^ Okay.

So with that, I think we’ll bring the call to a close.

Again I want to thank everybody for joining the call on relatively short notice, and just reiterate how excited we are for the future of Dana and Eaton’s mobility business coming together, serving our customers and shareholders.

So we’re excited.

We’ll keep you updated as the process matures.

And again thanks for joining.

Operator^ This concludes today’s call. Thank you again for joining.

You may now disconnect.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,”

“intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Dana or SpinCo.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO, THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow and adjusted free cash flow margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation.